Exhibit 99.1

InterOil Announces Q1 2015 Results

- Encouraging appraisal underpins multi-train LNG development

- Wahoo, Triceratops-3 set for mid-year drilling

- Strong balance sheet with $628 million liquidity

SINGAPORE and PORT MORESBY, Papua New Guinea, May 12, 2015 /PRNewswire/ -- InterOil Corporation's (NYSE: IOC; POMSoX: IOC) promising appraisal results of the Elk-Antelope gas field in Papua New Guinea underpin a multi-train LNG project.

In announcing financial results for the first quarter to March 31, 2015, InterOil Chief Executive Dr Michael Hession said well results from Antelope-5 had been very encouraging.

"Drilling results from Antelope-5 identify this well as having the best reservoir thickness, quality and fracture density of all wells drilled on the Elk-Antelope field," Dr Hession said.

"In particular, the thickness and quality of the dolomite zone with porosity readings of up to 25% is superior to other wells, signifying a high-quality reservoir.

"Antelope-5 has a 680 meter (2,231 feet) gross gas column and appears to have even better reservoir quality than we initially thought.

"Evaluation of seismic and new high-definition gravity data indicates that the field could extend further west than originally modeled.

"This data, combined with the top reservoir being higher than expected, suggests potential for significant upside."

Under the initial clean-up flow, the flow rate at Antelope-5 has been constrained to a maximum rate of about 74 million standard cubic feet a day.

Testing will be extended to include pressure measurements on other wells in the field to determine reservoir connectivity.

Initial results at Antelope-4 have provided strong indications of a high-quality reservoir with a gross gas column of at least 300 meters (984 feet).

A porous dolomite section evident from core samples and logs suggests good reservoir properties extend into the southern flank of the field.

Antelope-4 has been suspended due to mechanical problems about 150 meters (492 feet) above the field gas-water contact.

The joint venture is now evaluating data from the well before deciding on next steps.

The PRL15 joint venture will also drill Antelope-6 to provide enhanced structural control and further definition of reservoir extent and quality.

"These appraisal results underpin a multi-train development at Elk-Antelope and the quantification of volumes in this world-class resource," Dr Hession said.

In addition to Elk-Antelope, InterOil will continue to appraise the resource at the Triceratops field and will resume exploration drilling at Wahoo-1 around mid-year.

"With $628 million of liquidity, InterOil is well positioned to move into this next exciting phase of growth," Dr Hession said.

Highlights

Resolution of PRL-15 arbitration

On February 10, 2015 the International Chamber of Commerce arbitration panel dismissed all claims by the PAC LNG companies, affiliates of Oil Search Limited, to pre-emptive rights over a share sale and purchase agreement involving an interest in the Elk-Antelope field.

Consequently, the PRL15 Joint Venture unanimously voted to appoint Total E&P PNG Limited as operator of the PRL15 Joint Venture on February 27, 2015.

The appointment will take effect in accordance with an operator transition plan and the joint venture operating agreement.

Progress on LNG Development

Promising appraisal results at Antelope-5 underpin a multi-train LNG project. Total SA, the designated operator of PRL 15, has continued work on the development, with a large team across the joint venture working in France, Papua New Guinea, Singapore and Australia.

It is anticipated that a preferred development concept will be announced by the middle of this year.

17 tcfe targeted in exploration and appraisal drilling

Site preparation at Triceratops-3 is advanced with the well scheduled to spud in mid-2015.

It will appraise additional volumes to the north-west of the previous appraisal wells.

Resumption of exploration drilling at Wahoo in PPL474 is planned for mid-2015.

At Raptor, an appraisal well is intended to be drilled towards the end of 2015 to follow up on the success of last year's discovery.

At Bobcat, InterOil is acquiring additional seismic to identify an appraisal well location for that discovery.

An exploration well at Antelope South in PRL15 is intended to be drilled later in 2015.

Antelope South is about 1.9km south-east of Elk-Antelope and will test a multi-tcfe (trillion cubic feet equivalent) structure that partially underlies, but is separate from the Antelope field.

InterOil will be carried by Total on the Antelope South exploration well for 75% of the first $60 million of gross well costs.

InterOil's internal assessment of Triceratops, Wahoo, Raptor, Bobcat and Antelope-South indicate that they hold a cumulative gross, unrisked, potential resource of about 17tcfe.

Board renewal

The appointments of Dr Ellis Armstrong, a former chief financial officer of BP Exploration and Production, and Katherine Hirschfeld, a former senior BP executive, were effective from January 1, 2015.

The company also announced the appointment of Chee Keong Yap, a former chief financial officer of Singapore Power, as a director from March 13, 2015.

Financial update

The net loss for the first quarter of 2015 was $21.9 million compared to a net profit of $318.6 million for the first quarter of 2014.

Most of this loss resulted from expensing $19.3 million of seismic that the company acquired over its extensive exploration portfolio during the quarter.

InterOil had $328 million in cash and receivables plus $300 million in undrawn credit as at March 31, 2015.

The credit facility has been extended to December 31, 2016.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2015	2014				2013
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Total revenues	13,215	(13,182)	10,749	13,689	1,903	712	617	831
EBITDA (1)	(20,317)	(60,443)	(12,135)	(10,252)	316,949	(27,272)	(99)	(11,293)
Net (loss)/profit	(21,869)	(64,205)	(16,931)	52,266	318,637	(24,812)	(6,318)	(13,230)
From continuing operations	(21,869)	(62,474)	(14,622)	(15,764)	310,825	(32,024)	(3,555)	(15,240)
From discontinued operations	-	(1,731)	(2,309)	68,030	7,812	7,212	(2,763)	2,010
Basic (loss)/earnings per share	(0.44)	(1.30)	(0.34)	1.05	6.46	(0.50)	(0.13)	(0.27)
From continuing operations	(0.44)	(1.26)	(0.29)	(0.31)	6.30	(0.65)	(0.07)	(0.31)
From discontinued operations	-	(0.04)	(0.05)	1.36	0.16	0.15	(0.06)	0.04
Diluted (loss)/earnings per share	(0.44)	(1.30)	(0.34)	1.05	6.38	(0.50)	(0.13)	(0.27)
From continuing operations	(0.44)	(1.26)	(0.29)	(0.31)	6.22	(0.65)	(0.07)	(0.31)
From discontinued operations	-	(0.04)	(0.05)	1.36	0.16	0.15	(0.06)	0.04

Note (1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation". More details can be found in InterOil's financial statements for the quarter ended March 31, 2015 on www.interoil.com.

Conference call information

The full text of the media release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on May 12, 2015, at 8am US Eastern time (8pm Singapore) to discuss the financial and operating results.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1093 in the US, or +1 (612) 332-0107 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

Annual meeting and roadshows

The company's annual meeting of shareholders will be held in the Onyx Room at the Park Hyatt New York, 153 West 57th Street, New York on Tuesday, June 9, 2015 at 10am.

After the meeting, the company will have a non-deal roadshow in North America and Europe including participation at Tudor Pickering Holt's 11th Annual Energy Conference in Houston on June 17, 2015.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licences covering about 16,000sqkm of the Eastern Papuan Basin. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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